Congaree Bancshares, Inc.
3618 Sunset Boulevard
West Columbia, South Carolina 29169

April 18, 2006

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549-0408
Attn: David Lyon

Re:	Congaree Bancshares, Inc.
Registration Statement on Form SB-2
File No. 333-131931

Dear Mr. Lyon:

        Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date of the above-referenced registration statement on Form SB-2 be declared effective on April 20, 2006, or as soon thereafter as is practicable. In addition, on behalf of the company, the undersigned president and chief executive officer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature appears on following page]

Congaree Bancshares, Inc.

By: /s/ F. Harvin Ray, Jr.
F. Harvin Ray, Jr.
President and Chief Executive Officer